October 5, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Julie F. Rizzo

Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, D.C.  20549

Re:        Erickson Air-Crane Incorporated
Registration Statement on Form S-1
Filed May 12, 2010
File No. 333-166752

Dear Ms. Rizzo:

This letter is the response of Erickson Air-Crane Incorporated (the “Company”), to the Staff’s comments to the above referenced Registration Statement.  We have included your numbered comment below and the Company’s response follows.  The Company has filed Amendment No. 4 to the Registration Statement via EDGAR and has sent five marked courtesy copies of the amendment to Mr. J. Dana Brown.

In addition to responses to your specific comments, we call your attention to an expected change in the Company’s revenue recognition accounting policy which we describe in a new explanatory note at the beginning of the prospectus.

General

1.             Please balance references throughout the prospectus to the 2009 aircraft sale to a commercial customer to state that the purchaser has a put option to return the aircraft on July 31, 2013 and to discuss what impact, if any, this put option had on the sale of the aircraft.

Throughout the prospectus, we have noted that the first sale to a commercial customer is subject to a put option.  We have included in the notes to the financial statements (see page F-55) a discussion regarding the impact the put option had on the sale of the aircraft.

2.             We note your response to our prior comment one.  We note the statement “[w]e have the enviable task of grooming the organization for growth when many organizations are still trying to just survive during the economic downturn” in the August 12, 2010 article.  In light of this statement, please provide us your analysis as to how you are in compliance with Securities Act Rules 164(b) and 433.  Alternatively, please tell us what actions you propose to take if you determine that you are not in compliance with these rules.

As noted in our prior response, we, as legal counsel to the Company, reviewed Mr. Ford’s written response to reporter inquiries and analyzed whether his statements would be considered an “offer” of securities.  Whether a statement constitutes an “offer” depends, of course, on the content and context of each statement.  We are aware of the Staff’s broad view of what constitutes an offer, embodied in its Guidelines for the Release of Information by Issuers Whose Securities are in Registration, Release No. 33-5180 (Aug. 16, 1971), and analyzed Mr. Ford’s statements with that in mind.  We believe Mr. Ford’s statement was not an “offer,” and therefore does not constitute a prospectus, for the reasons below.

•      In the context of Mr. Ford’s email response, and in the context of the article originally published by the Medford Tribune, the statement you reference merely summarizes factual statements Mr. Ford made earlier in the paragraph regarding how the Company is addressing challenges in its day-to-day operations, including its efforts to upgrade plant and equipment, as funding allows, and its efforts to attract qualified engineers and employees. Neither the referenced statement nor Mr. Ford’s statements earlier in the paragraph say that the Company will grow; his statement regarding plant upgrades, for example, is specifically qualified by “as funding allows.” That the referenced statement is a summary of prior factual statements is emphasized by the first clause of Mr. Ford’s statement: “In short, we have the enviable task of grooming the organization for growth when many organizations are still trying to just survive during the economic downturn.” (emphasis added).

•      Mr. Ford’s statement is a factual statement that the Company is spending resources, by hiring new management, engineers and technicians, increasing its sales force, and focusing its efforts on achieving its strategic goals, to better position the Company to take advantage of growth opportunities.  This factual statement meets the requirements of exempt communication of regularly released factual business information under Rule 169 of the Securities Act because (a) the Company has previously released similar information in the ordinary course of its business (see, for example, “Selected Quotations” attached as Exhibit A to this letter, (b) the timing, manner, and form in which the information was released or disseminated was consistent with similar past releases or disseminations by the Company, (c) the information was intended to build community relations, motivate employees and aid in recruiting, and was not aimed at potential investors in the Company’s initial public offering (as noted in our prior response, the Medford Tribune is a small, local newspaper in the community where the Company’s principal facilities are located, and it is not anticipated that the securities will be marketed there), and (d) the Company is not an investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of the Investment Company Act of 1940.   The statement is also consistent with the Staff’s Guidelines for the Release of Information by Issuers Whose Securities are in Registration (Sec. Act Release No. 33-5180 (Aug. 16, 1971)), which states that an issuer whose securities are in registration may “[c]ontinue to make announcements to the press with respect to factual business and financial development; i.e., receipt of a contract, the settlement of a strike, the opening of a plant, or similar events of interest to the community in which the business operates.”

•      The statement is consistent with the prospectus, which describes actions the Company has taken to position itself for growth, including hiring new management, increasing its sales force, and focusing its efforts on achieving its strategic goals.  The statement does not mention securities, the sale of securities or the Company’s initial public offering, or provide any information on where or how a potential investor could invest in the Company.

Consistent with Company legal counsel’s letter to you dated June 21, 2010, the Company has not solicited media contacts related to the offering, but did indicate it would continue to engage in media contacts relevant to its business activities and consistent with its ongoing business practice, including providing interviews such as Mr. Ford’s. The Company has, however, now imposed a moratorium on press interviews during the offering period, even for what it considers ordinary course communications.

3.             Please advise as to whether your backlog includes any oral contracts that have not been memorialized in writing. We note your revision on page 14 suggesting that backlog may include oral contracts that have not been memorialized in writing.  We also note differing disclosure on page 94.

Backlog does not include oral contracts that have not been memorialized in writing.  We have corrected the inadvertent change in the prior filing on page 15 (formerly page 14) to match the disclosure on page 96 (formerly page 94).

Prospectus Summary, page 1

Our Company, page 1

4.             Please revise to discuss your current liquidity as a result of your negative cash flow in the first six months of the current fiscal year.

We have revised the disclosure to insert, on page 1 of the prospectus, the following: “Our Aerial Service operations are seasonal and tend to peak in June through October and to be at a low point in January through April. As a result of this seasonality, we have historically generated the majority of our revenues, and our positive cash flows, in the second half of the calendar year. In the first six months of 2010, we had cash used in operations of $15.2 million. We believe that our expected net operating cash inflows in the last six months of 2010, including cash proceeds from an aircraft sale (see ‘‘Summary - Recent Developments’’), together with our available credit facilities will provide us with sufficient liquidity to operate our business for the foreseeable future.”

5.             We note your response to our prior comment two and reissue in part.  Please revise the language in the “Our Strategy” sections starting on pages 2 and 86, “The Commercial Heavy-Lift Helicopter Industry” section starting on page 71 and the “Overview” section starting on page 84 to balance your disclosure that there is no guarantee that these significant growth opportunities will occur and even if significant growth opportunities do occur you may not be able to take advantage of them.

We have updated the disclosure in the sections titled “Our Strategy” starting on pages 3 (formerly page 2) and 88 (formerly page 86) to include a statement that there is no guarantee that the Company will be able to execute on its strategies and, even if it successfully executes on its strategies, there is no guarantee that its strategies will strengthen its position in the heavy-lift helicopter industry.  We updated the disclosure in the “The Commercial Heavy-Lift Helicopter Industry — Commercial Heavy-Lift Helicopter Markets” and the “Overview” section starting on pages 73 (formerly page 71) and 86 (formerly page 84) to include a statement that there is no guarantee that growth will occur in the markets the Company serves or that the Company will be able to take advantage of growth opportunities and to include a cross-reference to the full disclosure in “Risk Factors.”

6.             We note your response to our prior comment three and reissue our comment.  Please revise your disclosure to state that, if true, $152.0 million of your estimated backlog from signed multi-year contracts is not guaranteed as your contract with Asiatic Lumber Industries Sdn. Bdh. does not provide for any guaranteed minimum hours to be flown by you and your estimate is based only upon your previous experience.  Refer to the first full risk factor on page 14.  Please revise similar disclosure located elsewhere in the prospectus such as in the carryover paragraph starting on page 84.

We have revised the disclosure to indicate that $74.7 million of the Asiastic Lumber Industries Sdn. Bdh. arrangement is included in the backlog from signed agreements and $76.0 million is included in backlog from anticipated contract extensions.  We have also clarified, on pages 15 and 96, how the Company calculates backlog for cost per hour contracts and for aircraft sales contracts.

Risk Factors, page 11

We depend on a small number of large customers, page 13

7.             We note your response to our prior comment six.  We are unable to locate the revision to which you refer in your response.  Please revise the third sentence to disclose the existence of any short term or ad hoc arrangements with any of these customers or please advise.

There are no short term or “ad hoc” arrangements with the customers listed in the risk factor. Our prior revision specified that the agreements with the U.S. Forest Service and the Australia Fire Service agreements contain “call when needed” provisions.

8.             We note your response to our prior comment seven.  Please revise the third to last sentence of the second paragraph to indicate that 50% of the expected 2010 revenues from the Hellenic Fire Brigade are for half of the contract amount for the period from June 30, 2010 through December 31, 2010.  Please state when the receivable from ICSS will become past due.

We have revised this disclosure according to your request.

Our indebtedness could adversely affect or financial condition, page 21

9.             Please revise the last sentence of the first paragraph to clarify how much of the $35.5 million you are able to borrow under your revolving credit facility in light of your leverage covenant.

We have revised this disclosure according to your request.

We may be unable to access public or private debt markets, page 22

10.           Please revise to provide clearer disclosure regarding expected compliance with the financial covenants of your senior credit facilities.  For example please state the current maximum leverage ratio and whether you expect to remain in compliance with these covenants.  In this regard, we note your disclosure in the last sentence of the fourth full paragraph on page 63 and the last two sentences of the second full paragraph on page 64.

We have revised this disclosure according to your request.

11.           Please also revise this risk factor to provide the date that your existing credit facility terminates and the anticipated exercise price of the put option.

We have revised this disclosure according to your request.

Liquidity and Capital Resources

Description of Indebtedness

Senior Credit Facilities, page 62

12.           The discussion related to your senior credit facilities, on page 63, states that the unused credit line amount under the revolving credit facility, including letters of credit, is $35.5 million at June 30, 2010.  However, based on the Maximum Leverage Ratio set forth in Article 7.13 of your June 24, 2010 Credit Agreement and the amount of Bank EBITDA for the trailing twelve months ended June 30, 2010 (which can he derived from the table on page 65), it appears the amount of available borrowing capacity that could he used to support your existing operations, at June 30, 2010, is substantially less than $35.5 million.  Therefore, please expand your disclosure to discuss the limitation on your liquidity imposed by the restrictive covenants in your June 24, 2010 Credit Agreement.  Also, in your response, please provide us with the calculation of your Leverage Ratio at June 30, 2010.

We have revised this disclosure according to your request.  A calculation of the maximum leverage ratio at June 30, 2010 follows:

Leverage Ratio	06/30/10
($thousands)

Revolving Credit Balance	$24,571
Standby Letters of Credit Issued Against Revolving Credit	$7,432
Trade Accounts Payable > 120 days	$170
Term Loans Outstanding (Sub debt not included)	$65,000
Total Funded Debt	$97,173

Bank EBITDA	$25,458

Funded Debt to Bank EBITDA (Leverage Ratio)	3.82

13.                                 In addition, please discuss the likelihood that you will remain in compliance with the requirements of your debt covenants.  In this regard, we note that Article 7.13 of your June 24, 2010 Credit Agreement requires that you reduce your Leverage Ratio to a maximum of 4.00 to 1.00 at September 30, 2010, and that you further reduce your Leverage Ratio to a maximum of 3.75 to 1.00 at December 31, 2010.  Also, based on the results of your manufacturing/MRO segment for 2009, it appears that a significant amount of your Bank EBITDA was generated by the sale of a single S-64 Aircrane in December of 2009.  The Bank EBITDA resulting from this sale will not be included in the computation of your Leverage Ratio at December 31, 2010.  Therefore, unless you sell another aircraft or otherwise substantially increase your Bank EBITDA, it is unclear how you will remain in compliance with the requirements of your debt covenants.  If you are relying upon the application of proceeds from your initial public offering to pay down the indebtedness under your revolving credit facility, state the amount of pay down you expect to be required to remain in compliance with your debt covenants.  Finally, state how you would intend to remain in compliance with the Maximum Leverage Ratio set forth in Article 7.13 of your June 24, 2010 Credit Agreement if, for whatever reason, you were unable to complete an initial public offering of your common stock.

We have addressed this comment in part with the addition of the new “Explanatory Note Regarding 2010 Aircraft Sale and Related Accounting.” The Company is not relying on proceeds from the offering to remain in compliance with its debt covenants.  We have also included additional disclosure regarding the debt covenants and compliance with the debt covenants, in “Risk Factors — Our indebtedness could adversely affect our financial condition and impair our ability to operate our Business” and in “Management’s Discussion and Analysis of Financial Condition and Operating Results — Description of Indebtedness.”

Subordinated Notes, page 64

14.                                 You indicate that you retained your subordinated notes, which have a relatively high interest rate, so that you would have more favorable terms under your revolving credit agreement.  Please clarify how retaining these notes provided you with more favorable terms under your revolving credit agreement.

We have revised this disclosure according to your request.

15.                                 In light of the 20% interest rate on your subordinated notes, please expand your disclosure in the second paragraph of page 64 to explain why you did not elect to fully repay your subordinated notes with the borrowings under your revolving credit facility, which had a weighted average interest rate of 3.25% for the six months ended June 30, 2010.  Specifically, please address whether or not the amount of your available borrowing capacity, as limited by the Maximum Leverage Ratio set forth in Article 7.13 of your June 24, 2010 Credit Agreement, had any impact on management’s decision to retain the subordinated notes.

We have revised this disclosure according to your request.

Management, page 101

Committees of the Board of Directors; Compensation Committee Interlocks, page 106

16.                                 Please update this section as the members of the Compensation Committee are now listed in the registration statement or please advise.

We have revised this disclosure according to your request.

Principal and Selling Shareholders, page 120

17.                                 Please update the table to include the shares to be issued to your independent directors under the 2010 Stock Incentive Plan or please advise.

We have revised this disclosure according to your request.

Note 8 — Line of Credit and Long Term Debt, page F-41

18.                                 Please add a table to Note 8 summarizing all of your debt, including your revolving line of credit, at December 31, 2009 and 2008.  On a related matter, it is unclear why you present borrowings under your revolving credit line of credit separately from your long-term debt on the face of your balance sheet.  Short term borrowings arc generally due within 12 months.  At December 31, 2009, your revolving credit facility terminated on October 1, 2012, and this termination date was recently extended to June 24, 2013.  Please revise your balance sheet accordingly.  Also, please make similar revisions to your interim financial statements.

We have added a table to Note 8 and have revised our financial statements according to your request.

19.                                 Please revise your table of maturities of long term debt at December 31, 2009 to include your revolving line of credit.  In addition, please similarly revise Note 6 to your interim financial statements.

We have revised our table of maturities and Note 6 according to your request.

Note 13 — Commitments and Contingencies

Put Option, page F-55

20.                                 You indicate that one of your significant customers holds the right to exercise a put option that would, if exercised, require you to repurchase the S-64 Aircrane sold to that customer in 2009.  In this regard, please disclose management’s belief regarding the probability that the put option will be exercised.  Please note that, if management believes the exercise of the put option is at least reasonably possible, your disclosure should be revised to indicate the expected repurchase price for the S-64 Aircrane.  If there are insufficient second-hand market transactions to estimate the value of a used S-64 Aircrane, disclose a range for the expected repurchase price based on your industry knowledge and experience.  For example, we note that you have received insurance settlements with respect to S-64 Aircrane accidents.  These insurance settlements may provide a basis for estimating the value of a used S-64 Aircrane.

The Company is not able to determine the likelihood that the customer will exercise the put option.  Despite that, an estimated price range is included in the financial statement notes.

21.                                 Please revise your revenue recognition disclosures within the notes to the financial statements to include support for management’s conclusion that the put option did not preclude you from revenue recognition.  In this regard, please disclose that ASC 605-10-599 may have precluded revenue recognition associated with this transaction prior to the December 11, 2009 amendment of the purchase agreement.  Such disclosure should also indicate the reason for amending the repurchase price in the agreement and, in particular, whether or not the agreement was amended to ensure you would meet the revenue recognition criteria set forth in ASC 605-10-599.

In “Note 3. Summary of Accounting Policies — Revenue Recognition” we have inserted a reference to “Note 13. Commitments and Contingencies — Put Option,” where information regarding the amendment and the accounting treatment for the 2009 aircraft sale is discussed.

Part II

Exhibits Index, page II-6

22.                                 We note that the credit agreements filed as exhibits to your registration statement do not include the schedules and exhibits listed in the table of contents.  All agreements must be filed in full and include all attachments, schedules and exhibits.  Please refile your credit agreements so that the filed agreements include all attachments, schedule and exhibits.

We have refiled the credit agreement with all attachments and schedules.

Please address any questions or comments you may have about this letter and the registration statement to me at (503) 294-9444.

Sincerely,

/s/ James M. Kearney

James M. Kearney

cc:                                 J. Dana Brown (SEC Reviewer)

Charles E. Ryan

John J. Halle

Exhibit A

Sample Quotations

02/19/2009 Press Release: Erickson Air-Crane Appoints New Key Executives

“‘The caliber of these professionals is extraordinary and their addition to the Erickson team represents a major step in our new growth and expansion strategy,’ said [Udo] Rieder [President and Chief Executive Officer].”

11/10/2008 Press Release: Erickson Air-Crane to Move Global Headquarters to Portland

“‘The decision to move our corporate headquarters to Portland is part of our new growth and business development strategy. . . . We also believe our new location will help attract high caliber executives as we grow our sales and marketing teams and our extensive training facilities,’ said Udo Rieder, Erickson Air-Crane’s President and Chief Executive Officer.”

3/1/2008 Press Release: Erickson Aircrane Appoints New CEO

“‘I know a lot of strategies, concepts, and plans may have been on hold until these ownership and structuring changes took place, but now we flip the switch, ignite the fires, and make some serious decisions about the expansion of the fleet, capturing a larger MRO market, and enhancing our Operations Marketing to take full advantage of what we all know is a significant potential worldwide,’ said Udo Rieder, Erickson Air-Crane’s President and Chief Executive Officer.”